UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

September 1, 2004

UNITED BISCUITS FINANCE PLC

(Translation of Registrant’s Name into English)

Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom
(Address Of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 -             .

EXHIBIT INDEX

Exhibit	Description

99.1	United Biscuits Finance plc Press Release dated September 1, 2004

99.2	United Biscuits Finance plc Quarterly Report for the Second Quarter and Half Year 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2004

UNITED BISCUITS FINANCE PLC

(Registrant)

By:

/s/ Malcolm Ritchie

	Name:	Malcolm Ritchie
	Title:	Chief Executive Officer